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[LOGO] MORRIS, MANNING & MARTIN, LLP
       ATTORNEYS AT LAW

January 11, 2005

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk 450
Fifth Street, NW
Washington, DC  20549-1004
Attention:  Owen T. Pinkerton, Esq., Senior Counsel

      Re:  Education Realty Trust, Inc.
           Pre-Effective Amendment No. 4 to Registration Statement on Form S-11 File No. 333-119264

Ladies and Gentlemen:

         On behalf of Education Realty Trust, Inc. (the "Company"), transmitted herewith for filing is the Company's Pre-Effective Amendment No. 4 (the "Amendment"), with exhibits, to its Registration Statement on Form S-11 (Registration No. 333-119264) (the "Registration Statement"), in accordance with the Securities Act of 1933 and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment will be provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

         The Amendment is being filed principally in response to comments of the Staff set forth in the Commission's letter dated January 10, 2005, a copy of which is attached to the courtesy copy of this letter for the Staff's convenience. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the prospectus as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.

         We respond to the specific comments of the Staff as follows:

General

1. In connection with your new disclosure added in response to prior comment 1, please revise to include the projected payout ratio rather than a statement indicating that the payout will exceed 100% of the cash available for distribution.

         RESPONSE: The requested disclosure has been added to the cover page of the prospectus, the summary section on page 5, the Risk factors section on page 35 and the Distribution policy section on page 42, in response to the Staff's comment.

Atlanta           1600 Atlanta Financial Center     With offices in:   Washington, D.C.
404.233.7000      3343 Peachtree Road, N.E.                            Charlotte, Norcarolina
                  Atlanta, Georgia 30326-1044
                  Fax: 404.365.9532

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
January 11, 2005
Page 2


2. We note your response to prior comment 2 stating that you intend to fund distributions that exceed funds available out of working capital generated by this offering. Please revise your disclosure throughout to clarify that any cash shortfall will be funded by net proceeds generated from this offering, not existing working capital, which will constitute an immediate return of capital to investors.

         RESPONSE: The requested disclosure has been added on page 42 of the prospectus and the disclosure in the Risk factor section on page 35 has been revised to conform to the Staff's comment. Please also note that the prospectus contains additional references to the fact that future cash shortfalls for distributions which are covered by unallocated proceeds of the offering and/or borrowings may constitute a return of capital (please see the cover page 7th bullet, the Prospectus summary on page 5, and the Risk factors section on page 35).

Prospectus Cover Page

3. In response to prior comment 5, we note the additional disclosure. Revise to disclose the aggregate dollar value of these fees or the amount to be paid to each investment bank.

         RESPONSE: The cover page has been revised to include the aggregate dollar value of the financial advisory fees.

Summary

Risk Factors, page 4

4. We have reviewed your revisions in response to prior comment 5 [sic]. Please briefly discuss the inherent conflicts of interest faced by certain of the underwriters in the summary risk factor section.

         RESPONSE: The summary risk factor disclosure has been revised on page 5 to briefly discuss the conflict of interest faced by certain of the underwriters.

Third-party management services, page 7

5. Please disclose, in the lead-in paragraph to the table, the portion of your aggregate revenues from management services and development consulting services.

         RESPONSE: The requested disclosure has been added on page 7.

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
January 11, 2005
Page 3


Distribution Policy, page 42

6. We note your disclosure that you have been "awarded" certain development consulting service engagements but that these engagements have not been formalized by a written contract. This does not appear to be consistent with your disclosure on page 105 where you state that these engagements are subject to a competitive bidding process and are not awarded until a written agreement has been signed by the institution. Please revise this section to be consistent with your disclosure in the "Business" section and revise the "Business" section to better explain the likelihood that you will enter into these agreements.

         RESPONSE: The disclosure on page 105 has been revised to better explain the distinction between the award of a project and the execution of a definitive agreement as well as the Company's estimation of the likelihood that the formal agreements will be executed. As a result of this clarifying discussion, the Company believes that there is no longer any inconsistency with the disclosure on page 105.

7. Please revise your distribution disclosure to clarify that following your initial distribution, you will not have access to offering proceeds to make distributions and may have to rely on your credit facility. Based on the limitations imposed on your use of the credit, you may have to reduce your distributions.

         RESPONSE: The requested disclosure has been added to the prospectus on page 44.

Executive Compensation, page 117

8. In connection with your response to prior comment 19, please revise to include disclosure in the table rather than by footnote disclosure.

         RESPONSE: The requested revision to the table is reflected on page 117 of the prospectus.

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
January 11, 2005
Page 4


         We hope the Amendment and the foregoing information allow the Staff to resolve all outstanding issues regarding the Registration Statement. If you have any questions regarding this filing, please do not hesitate to contact me at 404-504-7635.


                                  MORRIS, MANNING & MARTIN, LLP

                                  /s/ Rosemarie A. Thurston

                                  Rosemarie A. Thurston


cc:      Neil Miller, Esq., Division of Corporation Finance
         Mr. Joshua S. Forgione
         Ms. Donna Di Silvio, Accounting Branch Chief
         John A. Good, Esq.
         Marla F. Adair, Esq.
         Helen G. Woodyard, Esq.
         John A. Earles, Esq.